Exhibit 99.1

Community Shores Bank Corporation
SUBSCRIPTION RIGHTS TO PURCHASE SHARES OF COMMON STOCK

INSTRUCTIONS FOR USE OF
SUBSCRIPTION RIGHTS CERTIFICATES

Community Shores Bank Corporation (“Community Shores”) is offering shares of its common stock in a rights offering. The rights offering is described in the accompanying prospectus dated October 28, 2015. This document explains how you can exercise your rights to purchase shares in the rights offering.

General information about the rights offering

We have issued non-transferable subscription rights to holders of record of our common stock as of 5:00 p.m., Eastern Time, on October 12, 2015 (the "Record Date"). Each shareholder received 1.7488 subscription rights, rounded down to the nearest whole right, for each whole share owned on the Record Date. Each subscription right entitles the holder to purchase one share of our common stock at a purchase price of $2.55 per share. The subscription rights will expire at 5:00 p.m., Eastern Time, on November 25, 2015 (the “Expiration Date”), unless we extend the Expiration Date in our discretion.

The subscription rights are evidenced by a subscription rights certificates issued in the names of the holders of record of our common stock. The subscription rights were issued free of charge and may not be sold, transferred or assigned to anyone else.

How to purchase shares in the rights offering

If you wish to purchase shares in the rights offering, you must properly complete the subscription rights certificate and deliver it, along with payment of the full subscription price, to our subscription agent, Computershare Inc., before 5:00 p.m., Eastern Time on November 25, 2015. As described in the instructions accompanying the rights certificate, payments submitted to the subscription agent for shares in the rights offering must be made in full in U.S. currency by personal check drawn on a U.S. bank payable to Computershare Inc., as subscription agent. Payment will not be deemed to have been delivered to the subscription agent until the check has cleared. Please note that funds paid by personal check may take at least seven business days to clear. The subscription agent must receive the rights certificate with payment in full prior to 5:00 p.m., Eastern Time, on the Expiration Date.

If you do not wish to purchase shares in the rights offering, you may discard your subscription rights certificate and the related materials.

Please note that once you exercise your subscription rights, you may not cancel, revoke or otherwise amend that exercise.

If you would like to obtain additional information from the Company, please direct your request, either in writing or by telephone, to Patricia Siembida, Executive Secretary of Community Shores Bank Corporation, 1030 W. Norton Avenue, Muskegon, Michigan 49441, telephone number 231-780-1858.

1.	How to Exercise Subscription Rights

Subscription by Registered Holders. If you are a registered holder of common stock, to exercise your subscription rights, complete your subscription rights certificate and send it, together with payment in full of the subscription price for each share of common stock you are subscribing for. Your full payment will be held in a segregated account maintained by the subscription agent.

Subscription by Beneficial Owners. If you are a beneficial owner of shares of Common Stock that are registered in the name of a broker, dealer, custodian bank or other nominee and you wish to exercise your Rights, you should instruct your broker, dealer, custodian bank or other nominee to exercise your Rights and deliver all documents and payment on your behalf prior to 5:00 p.m., Eastern Time on the Expiration Date. We will ask your Record Holder to notify you of the Rights Offering. You should complete and return to your Record Holder the appropriate subscription documentation you receive from your Record Holder. Your Rights will not be considered exercised unless the Subscription Agent receives from your broker, dealer, custodian bank or other nominee all of the required documents and your full subscription payment prior to 5:00 p.m., Eastern Time on the Expiration Date. Once you send in your instruction, you cannot revoke the exercise of either your Basic Subscription Privilege or Over-Subscription Privilege, even if the market price of the Common Stock is below the Subscription Price. You should not exercise your Rights unless you are certain that you wish to purchase Shares at the Rights Price. The Company and the Subscription Agent will accept only properly completed and duly executed Rights Certificates actually received at any of the addresses listed below, prior to 5:00 p.m., Eastern Time, on the Expiration Date.

Subscription by Participants in the Community Shores 401(k) Plan. If you held shares of our common stock in the Community Shores 401(k) Plan account as of the Record Date, you may exercise your subscription rights with respect to those shares of common stock by electing what amount (if any) of your subscription rights you would like to exercise by properly completing the Subscription Rights Certificate. For purposes of the rights offering, you will be treated as a record shareholder, and any shares that you elect to purchase in the rights offering will be credited to you directly in book-entry form, and will not be credited to you in your Community Shores 401(k) Plan account. You may not use your funds in your 401(k) to purchase shares in the offering.

Subscription by Participants in the Employee or Director Stock Option Plan. If you held shares of our common stock in your Community Shores Bank Employee or Director Stock Option Plan account as of the Record Date, you may exercise your subscription rights with respect to those shares of common stock by electing what amount (if any) of your subscription rights you would like to exercise by properly completing the rights certificate that is provided to you. You must return your properly completed form to the subscription agent in the prescribed manner. For the purposes of the rights offering, you will be treated as a record shareholder, and any shares that you elect to purchase in the rights offering will be credited to you directly in book-entry form, and will not be credited to your employee or director stock option plan account.

2.	Method of Delivery

The subscription rights certificate and full payment of the total subscription price must be delivered to the subscription agent as described below:

By overnight delivery services, to:	By certified or registered mail, return receipt requested, to:

Computershare Attention Voluntary Corporate Actions 250 Royall Street Suite V Canton, MA 02021	Computershare Attention Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011

Delivery to any address or by a method other than those set forth above does not constitute valid delivery.

The method of delivery of the subscription rights certificate and payment of the subscription price to the subscription agent will be at the risk of the holders of subscription rights. If sent by mail, we recommend that you use registered mail, properly insured, with return receipt requested, and that you allow a sufficient number of days to ensure delivery to the subscription agent and clearance of payment before the Expiration Date. DO NOT SEND OR DELIVER THE SUBSCRIPTION RIGHTS CERTIFICATE AND PAYMENT TO COMMUNITY SHORES BANK CORPORATION.

3.	Method of Payment

Payment of the total subscription price must be made in U.S. dollars and must be delivered by personal check payable to "Computershare Inc."

Please note that the subscription agent cannot accept certified checks. Payments will not be considered received until clearance of any check deposited by the subscription agent.

If paying by check, please note that the funds may take at least seven business days to clear. Accordingly, please make payment sufficiently in advance of the Expiration Date to ensure that such payment is received and clears by such date.

4.	Signature

Execution by Registered Holders. The signature on the subscription rights certificate must correspond with the name of the registered holder exactly as it appears on the face of the subscription rights certificate without any alteration or change. Persons who sign the subscription rights certificate in a representative or other fiduciary capacity must indicate their capacity when signing and, unless waived by the subscription agent in its sole discretion, must present to the subscription agent satisfactory evidence of their authority to so act.

Execution by Persons Other than Registered Holders. If the subscription rights certificate is executed by a person other than the holder named on the face of the subscription rights certificate, you must provide proper evidence of authority of the person executing the subscription rights certificate, unless the subscription agent does not require proof of authority.

5.	Issuance of Common Stock

As soon as reasonably practicable after the expiration of the rights offering, the subscription agent will arrange for issuance of the purchased common stock to each person that has validly exercised subscription rights. Please note that you will not receive stock certificates. The common stock will be issued in book-entry form only.

6.	Oversubscription Privilege; Beneficial Ownership Limitation

If you timely and fully exercise your subscription rights and other rights holders do not exercise their rights in full, you will, subject to availability and allocation, have an oversubscription privilege to subscribe for a portion of the rights offering shares that were not purchased by other rights holders (the “Oversubscription Privilege”). Subject to the discretion of the board of directors, your ability to purchase common stock in the rights offering is subject to an overall beneficial ownership limitation of 4.9% of our outstanding shares of common stock, after giving effect to your participation in the rights offering and taking into account the holdings of you and your affiliates. This limit will not apply to persons who own in excess of 4.9% of our common stock as of the Record Date.

Brokers, custodian banks, and other nominee holders of subscription rights who exercise the subscription rights on behalf of beneficial owners of subscription rights will be required to certify to us and the subscription agent, with respect to each beneficial owner of subscription rights (including such nominee itself) on whose behalf such nominee holder is acting, as to the number of subscription rights that have been exercised and the corresponding number of shares of common stock subscribed for in the rights offering.

7.	Ambiguities in Subscriptions

If you do not specify the number of shares of our common stock being subscribed for on your subscription rights certificate, or if your payment is not sufficient to pay the total subscription price for all of the shares that you indicated you wished to purchase, you will be deemed to have subscribed for the maximum number of shares of our common stock that could be subscribed for with the payment that you provided, up to the maximum of the number of shares of common stock you may purchase with your subscription rights. If your payment exceeds the total subscription price for the number of shares of common shares that you have indicated you wish to exercise on your subscription rights certificate, your payment will be applied until depleted as follows:

1.	To subscribe for the number of shares of common stock that you indicated on the subscription rights certificate that you wish to purchase through your subscription rights;

2.	To subscribe for additional shares of common stock until your subscription rights have been fully exercised; and

3.	Returned to you if your payment exceeds the number of shares that can be accommodated through the oversubscription privilege.

8.	Missing or Incomplete Subscription Forms or Payment

If you fail to complete and sign the applicable subscription documents or otherwise fail to follow the subscription procedures that apply to the exercise of your subscription rights before the rights offering expires, the subscription agent will reject your subscription or accept it to the extent of the payment received. Neither we nor our subscription agent undertakes any responsibility or action to contact you concerning an incomplete or incorrect subscription document, nor are we under any obligation to correct such documents. We have the sole discretion to determine whether a subscription exercise properly complies with the subscription procedures.